UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2014

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation

1800 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

May 2, 2014

3.	NEWS RELEASE

The press release announcing this material change was issued on May 2, 2014 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation, via its wholly owned subsidiary Methanex Chile S.A., announced on May 2, 2014 that an agreement had been reached with Total Austral S.A. with respect to settling a legal dispute in relation to obligations under a natural gas supply agreement.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation, via its wholly owned subsidiary Methanex Chile S.A., has reached an agreement with Total Austral S.A. of Argentina in relation to Total’s natural gas delivery obligations pursuant to a long-term natural gas supply agreement between the two companies. Total will make a lump sum payment of US$42 million to Methanex in order to terminate the agreement and settle all potential legal disputes thereunder.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact:

Kevin Price

Vice President, Legal

Assistant General Counsel & Corporate Secretary

(604) 661 2658

9.	DATE OF REPORT

May 5, 2014

METHANEX CORPORATION

Name: Kevin Price
Title: Vice President, Legal Assistant General
Counsel and Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: May 5, 2014	By:	/s/ KEVIN PRICE
Name: Kevin Price
Title: Vice President, Legal Assistant General Counsel & Corporate Secretary